Exhibit 99.1

UNDERWRITING AGREEMENT

June 13, 2023

Vox Royalty Corp.

Suite 5300, 66 Wellington Street West

Toronto, Ontario M5K 1E6

Canada

Attention: Mr. Kyle Floyd, Chairman and Chief Executive Officer

Ladies and Gentlemen:

Maxim Group LLC and BMO Nesbitt Burns Inc. (the “Lead Underwriters”), acting as joint book-runners and representatives of the several underwriters, if any, named in Schedule I hereto (collectively with the Lead Underwriters, the “Underwriters”), understand that, subject to the terms and conditions stated herein, Vox Royalty Corp., a company continued under the Business Corporations Act (Ontario) (the “Company”), proposes to issue and sell to the Underwriters an aggregate of 3,025,000 common shares in the capital of the Company (the “Firm Shares”). The common shares in the share capital of the Company are referred to herein as “Common Shares.”

Based on the foregoing, and subject to the terms and conditions contained in this Underwriting Agreement (this “Agreement”), the Underwriters severally and not jointly, in respect of their percentages set forth in Section 9 hereof, agree to purchase from the Company, and by its acceptance hereof, the Company agrees to sell to the Underwriters, all but not less than all of the Firm Shares on the Closing Date for a purchase price of US$2.40 (the “Offering Price”) per Firm Share, for an aggregate purchase price of US$7,260,000 against delivery of such Firm Shares.

In addition, the Company proposes to grant to the Underwriters, in respect of their percentages set forth in Section 9 hereof, an option (the “Over-Allotment Option”), exercisable in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the thirtieth (30th) day following the Closing Date (the “Option Closing Date”), to purchase from the Company up to an additional 453,750 Common Shares (the “Additional Shares”, together with the Firm Shares, the “Shares”) representing up to 15% of the aggregate number of Firm Shares, at the Offering Price and upon the terms and conditions set forth herein for the purposes of covering over-allotments and for market stabilization purposes. The Shares shall have the attributes described in and contemplated by the Prospectuses which are referred to below.

Section 1 Background and Interpretation.

(1) The Company has prepared and filed with the securities regulatory authorities (the “Canadian Securities Commissions”) in each of the provinces of Canada, except Québec (collectively, the “Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated October 25, 2022, relating to the distribution of up to US$100,000,000.00 in (i) Common Shares; (ii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, “Debt Securities”); (iii) subscription receipts (“Subscription Receipts”) exchangeable for Common Shares and/or other securities of the Company; (iv) warrants to purchase Common Shares or Debt Securities (“Warrants”); and (v) securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (“Units”, and together with the Common Shares, Debt Securities, Subscription Receipts and Warrants, the “Shelf Securities”), or any combination thereof pursuant to applicable securities laws of the Qualifying Jurisdictions and the respective rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multilateral instruments and policies adopted by the Canadian Securities Commissions in the Qualifying Jurisdictions (collectively, as applied and interpreted, the “Canadian Securities Laws”) and in accordance with Multilateral Instrument 11-102 - Passport System (“MI 11-102”) and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”, and together with MI 11-102, the “Passport System”). Such preliminary short form base shelf prospectus relating to the distribution of the Shelf Securities, including any documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “Canadian Preliminary Base Prospectus.” The Company has prepared and filed the Canadian Preliminary Base Prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions, the “Shelf Procedures”. The Ontario Securities Commission (the “Principal Regulator”) is the principal regulator of the Company under the Passport System procedures provided for under MI 11-102 and NP 11-202 in respect of the Shelf Securities. The Principal Regulator issued a receipt on October 26, 2022, evidencing that a receipt has been issued on behalf of itself and the other Canadian Securities Commissions in the Qualifying Jurisdictions for the Canadian Preliminary Base Prospectus.

(2) The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/United States Multi-Jurisdictional Disclosure System adopted by the Canadian Securities Commissions and the SEC (the “MJDS”), a registration statement on Form F-10 (Registration No. 333-268011) under the United States Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), including the Canadian Preliminary Base Prospectus with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC. Such prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto, is herein called the “U.S. Preliminary Prospectus.” The Company has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X at the time of the initial filing of the registration statement on Form F-10 (the “Form F-X”). For purposes of this Agreement, “U.S. Securities Laws” means all applicable securities laws in the United States, including without limitation, the Securities Act, the Exchange Act (as defined in Section 1(9)) and the rules and regulations promulgated thereunder, and any applicable state securities laws.

(3) In addition, the Company (a) has prepared and filed (i) with the Canadian Securities Commissions in the Qualifying Jurisdictions, a final short form base shelf prospectus dated January 23, 2023 relating to the distribution of the Shelf Securities (including any documents incorporated therein by reference) and any supplements or amendments thereto, the “Canadian Final Base Prospectus”), pursuant to the Passport System and the Shelf Procedures, omitting the Shelf Information (as hereinafter defined) in accordance with the rules and procedures set forth in NI 44-102, (ii) with the SEC an amendment to the registration statement on Form F-10, including the Canadian Final Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) which such amendment became effective on January 26, 2023 (the “Effective Date”) pursuant to Rule 467(b) under the Securities Act (the “U.S. Final Prospectus”), and (b) will prepare and file, as promptly as possible and in any event (i) not later than 8:00 p.m. (Toronto time) on the second business day following the date hereof, with the Canadian Securities Commissions in the Qualifying Jurisdictions, in accordance with the Passport System and the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and together with the Canadian Final Base Prospectus, the “Canadian Prospectus”), and (ii) within one business day of the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, with the SEC pursuant to General Instruction II.L, of Form F-10, the Canadian Prospectus Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Prospectus Supplement”, and together with the U.S. Final Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Final Base Prospectus for which a final receipt has been obtained from the Canadian Securities Commissions, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Final Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.”

(4) The registration statement on Form F-10, including any amendment thereof on or prior to the Effective Date and including the exhibits thereto, the documents incorporated or deemed to be incorporated by reference therein and any information deemed to be a part thereof at the Effective Date for purposes of Section 10 under the Securities Act and including the Shelf Information, is herein called the “Registration Statement.”

(5) The Canadian Preliminary Base Prospectus and the U.S. Preliminary Prospectus, including the documents incorporated by reference therein and any supplements or amendments thereto that omit the Shelf Information are herein collectively sometimes referred to as the “Preliminary Prospectuses.” The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.”

(6) Any amendment or supplement to the U.S. Prospectus or the Canadian Prospectus (including any document incorporated by reference therein), that may be filed by or on behalf of the Company with the Canadian Securities Commissions in the Qualifying Jurisdictions or with the SEC after the Canadian Prospectus Supplement and the U.S. Prospectus Supplement have been filed and prior to the expiry of the period of distribution of the Shares, is referred to herein collectively as the “Supplementary Material.”

(7) As used herein, the “Applicable Time” is 9:30 a.m. (New York City time) on the date of this Agreement. As used herein, a “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, and a “Time of Sale Prospectus” means the U.S. Prospectus together with the information and the free writing prospectuses, if any, and each “road show” (as defined in Rule 433 under the Securities Act), if any, related to the offering of the Shares contemplated hereby that is a “written communication” (as defined in Rule 405 under the Securities Act) (each such road show, a “Road Show”).

(8) As used herein, the terms “Registration Statement”, “Preliminary Prospectuses”, “Time of Sale Prospectus” and “Prospectuses” shall include the documents incorporated and deemed to be incorporated by reference therein (the “Incorporated Documents”), including, unless the context otherwise requires, the documents, if any, filed as exhibits to such Incorporated Documents.

(9) All references in this Agreement to the Registration Statement, the U.S. Preliminary Prospectus or the U.S. Prospectus shall include any copy thereof filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). All references to the Canadian Preliminary Base Prospectus or the Canadian Prospectus shall include the copy filed with the Qualifying Jurisdictions pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”). All references in this Agreement to Financial Statements (as defined in Section 3(s)) and schedules and other information which are “contained,” “included” or “stated” in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus (and all other references of like import) shall be deemed to mean and include all such Financial Statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be, shall be deemed to mean and include the filing of any document under the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), or otherwise that is or is deemed to be incorporated by reference in the Registration Statement, the U.S. Preliminary Prospectus, the Time of Sale Prospectus or the U.S. Prospectus, as the case may be.

(10) All references in this Agreement to “issuer free writing prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the Securities Act, relating to the Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show” that is a “written communication” within the meaning of Rule 433(d)(8)(i) of the Securities Act whether or not required to be filed with the SEC, or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) of the Securities Act because it contains a description of the Shares or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) of the Securities Act under the rules and regulations of the SEC.

(11) As used herein, “business day” shall mean a day on which each of the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX,” and together with Nasdaq, the “Exchanges”) are open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or”, as used herein, is not exclusive.

(12) As used herein, “Governmental Authority” means (i) any federal, provincial, state, local, municipal, national or international government or governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body (public or private); (ii) any self-regulatory organization; or (iii) any political subdivision of any of the foregoing.

(13) As used herein, “Applicable Law” means any and all laws, including all federal, provincial, state and local statutes, codes, ordinances, guidelines, decrees, rules, regulations and municipal by-laws and all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, directives, decisions, rulings or awards or other requirements of any Governmental Authority, binding on the person referred to in the context in which the term is used.

(14) As used herein, “associate”, “misrepresentation”, “material fact”, and “material change” shall have the meanings given to such terms under applicable Canadian Securities Laws, and the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in National Instrument 45-106 - Prospectus Exemptions.

(15) The Underwriters shall offer the Shares for sale to the public directly and through other duly registered investment dealers and brokers in the Qualifying Jurisdictions and the United States only as permitted by Applicable Law and upon the terms and conditions set forth in the Prospectuses and this Agreement. The Underwriters agree that they will not, directly or indirectly, distribute the Registration Statement, the Preliminary Prospectuses or the Prospectuses or publish any prospectus, circular, advertisement or other offering material in any jurisdiction other than the Qualifying Jurisdictions in accordance with Canadian Securities Laws or such states of the United States in which the Shares are duly qualified under U.S. Securities Laws, in such manner as to require registration of the Shares or the filing of a prospectus or any similar document with respect to the Shares by the Company therein or subject the Company to ongoing periodic reporting obligations in such jurisdiction pursuant to the securities laws of such jurisdiction. The Underwriters agree, severally and not jointly, that each of the Underwriters that is not registered as a broker-dealer under Section 15 of the Exchange Act, will not offer or sell any Shares in, or to persons who are nationals or residents of, the United States other than through one of its United States registered broker-dealer affiliates or otherwise in compliance with Rule 15a-6 under the Exchange Act. Sales of Shares in the Qualifying Jurisdictions may be made only by or through a dealer appropriately registered under applicable Canadian Securities Laws or in circumstances where an exemption from the Canadian registered dealer requirements is available. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Company under this Agreement with respect to a default by another Underwriter under this paragraph.

Section 2 Purchase, Sale, Payment and Delivery of the Shares.

The Company and the Underwriters, severally and not jointly, hereby confirm their agreement concerning the purchase and sale of the Shares as follows:

(1) Public Offering of the Shares. The Lead Underwriters hereby advise the Company that the Underwriters intend to offer for sale to the public, on the terms set forth in the Time of Sale Prospectus and the Prospectuses, their respective portions of the Shares as soon after this Agreement has been executed as the Lead Underwriters, in their judgment, have determined is advisable and practicable. After the Underwriters have made a reasonable effort to sell all of the Shares at the Offering Price, the purchase price of the Shares may be decreased by the Underwriters and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Shares is less than the gross proceeds paid by the Underwriters to the Company. Any such decrease will not affect the proceeds to be received by the Company.

(2) Underwriters’ Commission. In consideration of this Agreement, the Company agrees to pay to the Underwriters an underwriting fee equal to (a) 6.5% of the aggregate gross proceeds from the sale of the Firm Shares at the Closing Date, and (b) if applicable, 6.5% of the aggregate gross proceeds from the sale of any Additional Shares at any Option Closing Date (collectively, the “Underwriters’ Commission”). The Underwriters’ Commission may be deducted by the Underwriters from the proceeds of the sale of the Firm Shares on the Closing Date, and, if applicable, the Additional Shares on the Option Closing Date. In addition, the Company agrees to pay to the Underwriters, and in the manner specified by the Lead Underwriters, all fees, disbursements and expenses incurred by the Underwriters in accordance with and subject to the provisions in Section 5 hereof.

(3) The Closing Date in respect of the Firm Shares. Payment of the Offering Price for the Firm Shares, and if applicable, any Additional Shares, shall be made to the Company by wire transfer against delivery of the Firm Shares and, if applicable, any Additional Shares, to the Lead Underwriters on behalf of the Underwriters, through the facilities of the Depository Trust Company (“DTC”) designated by the Underwriters, in such names and denominations as the Underwriters may request, and such payment and delivery shall be made at 8:30 a.m. (Toronto time), on the third business day following the date hereof (the “Closing Date”) (unless another time shall be agreed to by the Lead Underwriters and the Company or unless postponed in accordance with the provisions of Section 9 hereof). The Shares shall be registered in such names and in such denominations as specified by the Lead Underwriters on behalf of the Underwriters. It is understood that the Lead Underwriters have been authorized, for their own accounts and the accounts of the non-defaulting Underwriters, to accept delivery of and receipt for, and make payment of the Offering Price for, the Shares the Underwriters have agreed to purchase (subject to such adjustment as the Lead Underwriters may determine to eliminate fractional shares and subject to adjustment in accordance with Section 9 hereof). Either of the Lead Underwriters, individually and not as a Lead Underwriter, may (but shall not be obligated to) make payment for any Shares to be purchased by any Underwriter whose funds shall not have been received by the Lead Underwriters by the Closing Date for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

(4) The Additional Shares. In addition, the Company hereby grants to the Underwriters the Over-Allotment Option to purchase, and upon the basis of the representations and warranties and subject to the terms and conditions set forth herein, the Underwriters shall have the right to purchase, severally and not jointly, from the Company, all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Firm Shares. The Over-Allotment Option may be exercised by the Underwriters in respect of Additional Shares at the Offering Price. The Over-Allotment Option granted hereunder may be exercised in whole or in part at any time prior to 5:00 p.m. (Toronto time) on the day that is thirty (30) days after the Closing Date upon notice by the Lead Underwriters to the Company, which notice may be given at any time prior to 10:00 a.m. (Toronto time) on the day that is one (1) business day prior to the closing of the Over-Allotment Option (the “Notice of Exercise”). The Notice of Exercise shall set forth (i) the aggregate number of Additional Shares as to which the Underwriters are exercising the Over-Allotment Option, and (ii) the names and denominations in which the Additional Shares to be delivered via DTC, or otherwise, as applicable and (iii) the date of time for delivery of and payment for the Additional Shares, which shall be on the day that is two (2) business days after the date of the Notice of Exercise or such other time as shall be agreed upon by the Company and the Lead Underwriters. In connection with an exercise of the Over-Allotment Option, the purchase price to be paid for the Additional Shares is equal to the product of the Offering Price multiplied by the number of Additional Shares to be purchased. Upon exercise of the Over-Allotment Option, the Company will become obligated to convey to the Underwriters, and, subject to the terms and conditions set forth herein, the Underwriters will become obligated to purchase the number of Additional Shares specified in such Notice of Exercise. Prior to the exercise of the Over-Allotment Option, the Lead Underwriters may cancel the Over-Allotment Option at any time prior to the expiration of the Over-Allotment Option by written notice to the Company, provided that, upon an exercise in part of the Over-Allotment Option, the Lead Underwriters may cancel the unexercised portion the Over-Allotment Option pursuant to this sentence.

(5) Delivery of the Shares and Closing Mechanics. The Company shall deliver, or cause to be delivered, to the Lead Underwriters for the accounts of the Underwriters, the Firm Shares at the Closing Date and the Additional Shares at each Option Closing Date, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Firm Shares and Additional Shares shall be registered in such names and denominations as the Lead Underwriters shall have requested at least one (1) full business day prior to the Closing Date or Option Closing Date, as applicable. Deliveries of the documents described in Section 6 hereof with respect to the purchase of the Shares shall be made electronically not later than 8:30 a.m. (Toronto time), or at such other place as the Lead Underwriters and the Company may agree, on the Closing Date or each Option Closing Date, as applicable. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

Section 3   Representations and Warranties of the Company.

The Company hereby represents and warrants to each Underwriter, as of the date of this Agreement, as of the Closing Date and each Option Closing Date, if applicable, and covenants with each Underwriter, as follows:

(a)	Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act), and is eligible to use Form F-10 under the Securities Act to register the offering of the Shares under the Securities Act. The Company prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform to the requirements of the Securities Act.

(b)	Compliance with Canadian Laws and Regulations. At the time the Company filed the Canadian Prospectus, the Company was qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Qualifying Jurisdictions and since such time, has been and is eligible to use the Shelf Procedures. The entering into of this Agreement will not cause the receipt for the Canadian Prospectus to no longer be effective. No cease trade order preventing or suspending the use of the Canadian Preliminary Base Prospectus or the Canadian Prospectus or preventing the distribution of the Shares has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened, by any of the Canadian Securities Commissions; as of their respective dates, the Canadian Preliminary Base Prospectus and the Canadian Prospectus complied in all material respects with all applicable Canadian Securities Laws; each of the Canadian Securities Commissions in the Qualifying Jurisdictions has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Prospectus. On the Closing Date and each Option Closing Date (i) the Canadian Prospectus will comply in all material respects with the Canadian Securities Laws, (ii) the U.S. Prospectus will conform with the Canadian Prospectus except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC and (iii) the Canadian Prospectus or any amendment or supplement thereto constituted at the respective dates thereof, and will constitute at the Closing Date and each Option Closing Date full, true and plain disclosure of all material facts relating to the Shares, that is required to be in the Canadian Prospectus, and did not at the respective dates thereof, and will not at the Closing Date and each Option Closing Date contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. To its knowledge, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Underwriters.

(c)	Compliance with U.S. Requirements. The Registration Statement has become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the SEC. The U.S. Preliminary Prospectus and the U.S. Prospectus when filed complied in all material respects with the Securities Act and were identical in all material respects to the copies thereof delivered to the Underwriters for use in connection with the offer and sale of the Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at the Closing Date and each Option Closing Date, complied and will comply in all material respects with the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. As of the Applicable Time, the Time of Sale Prospectus did not, and at the time of the Closing Date and each Option Closing Date, the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The U.S. Prospectus, as amended or supplemented, as of its date and at the Closing Date and each Option Closing Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the three immediately preceding sentences shall not apply to statements in, or omissions from, any such document made in reliance upon, and in conformity with, the Underwriter Information (as defined below). There are no agreements, contracts, arrangements or understandings (written or oral) or other documents required to be described in the Time of Sale Prospectus or the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(d)	Reporting Issuer and Exchange Status. The Company is a “reporting issuer” in the Qualifying Jurisdictions. The Company is in compliance in all material respects with the policies, rules and regulations of the Exchanges.

(e)	Status under the Securities Act. The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the Securities Act at the times specified in Rules 164 and 433 under the Securities Act in connection with the offering of the Shares.

(f)	Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Preliminary Prospectus, the Prospectuses and the Registration Statement, when they were filed with the Canadian Securities Commissions in each of the Qualifying Jurisdictions or the SEC under the Securities Act or the Exchange Act, conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Preliminary Prospectus, the Prospectuses or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(g)	No Marketing Materials. Other than the presentation of the Company dated June 2023, The Company has not provided any “marketing materials” (as such term is defined in National Instrument 41-101 - General Prospectus Requirements) to any potential investors of Shares.

(h)	No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company may be bound or to which any of the property or assets of the Company is subject, except (i) such conflicts, breaches or defaults as may have been waived, and (ii) such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect (as defined below); nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or of any Governmental Authority having jurisdiction over the Company, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(i)	No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each issuer free writing prospectus and any marketing materials, as of its issue date and as of the Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any issuer free writing prospectus or any marketing materials made in reliance upon, and in conformity with, the Underwriter Information.

(j)	Reports and Documents, etc. There are no reports or information of the Company or, to the knowledge of the Company, of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Shares that have not been made publicly available as required. There are no documents of the Company or, to the knowledge of the Company, of any third party, required to be filed with the Canadian Securities Commissions in the Qualifying Jurisdictions or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or, to the knowledge of the Company, of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

(k)	Offering Materials Furnished to Underwriters. The Company has delivered or will deliver on the Closing Date to the Lead Underwriters (or with respect to the registration statement on Form F-10 and each amendment thereto, the Time of Sale Prospectus, the U.S. Prospectus, as amended or supplemented, and any free writing prospectus, made available on EDGAR) one complete manually signed copy of the registration statement on Form F-10, each amendment thereto and each consent and certificate of experts filed as a part thereof, and conformed copies (to the extent such documents contain signatures) of the registration statement on Form F-10 and each amendment thereto, the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus, as amended or supplemented, and any free writing prospectus reviewed and consented to by the Lead Underwriters, in such quantities and at such places as the Lead Underwriters have reasonably requested for each of the Underwriters.

(l)	Firm Shares and Additional Shares. The Firm Shares and the Additional Shares will, as at the Closing Date and each Option Closing Date, as applicable, have been duly authorized and allotted for issuance and the Firm Shares and the Additional Shares will, upon the full payment therefor and the issuance thereof, be validly issued as fully paid and non-assessable Common Shares.

(m)	Corporate Action. All necessary corporate action has been taken by the Company to authorize the issuance, sale and delivery of the Shares, on the terms set forth in this Agreement.

(n)	Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the completion of the Underwriters’ distribution of the Shares, any offering material in connection with the offering and sale of the Shares other than the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus, any free writing prospectus reviewed and consented to by the Lead Underwriters on behalf of the Underwriters.

(o)	Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(p)	No Material Adverse Effect. Subsequent to the respective dates as of which information is given in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, if any (including any document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Material Subsidiaries (as defined below) taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Material Subsidiary, which is material to the Company and the Material Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Material Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Material Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(q)	Independent Accountants. Ernst & Young LLP, who have delivered their report with respect to the audited Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) filed with the SEC as a part of the Registration Statement and included in the Preliminary Prospectuses, the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus (each, an “Applicable Prospectus” and collectively, the “Applicable Prospectuses”), are independent public, certified public or chartered accountants as required by the Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with Ernst & Young LLP or any other prior auditor of the Company or any of its Material Subsidiaries. To the Company’s knowledge, after due and careful inquiry, Ernst & Young LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(r)	Enforceability of Agreements. All material agreements between the Company and third parties expressly referenced in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company. For the avoidance of doubt, all royalty agreements expressly pertaining to producing royalties referenced in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses shall be considered material agreements with respect to this Section 3(r).

(s)	Financial Information. The consolidated financial statements of the Company filed with the SEC as a part of the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company and the Material Subsidiaries as of the dates indicated and the consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The other financial and statistical data with respect to the Company and the Material Subsidiaries contained or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not included or incorporated by reference as required; the Company and the Material Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses.

(t)	Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(u)	Organization. The Company and each of its Material Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Material Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the assets, business, operations, earnings, properties, prospects, condition (financial or otherwise), shareholders’ equity or results of operations of the Company and the Material Subsidiaries taken as a whole, or prevent or materially interfere with consummation of the transactions contemplated hereby (a “Material Adverse Effect”). No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Company or any Material Subsidiary.

(v)	Subsidiaries. The subsidiaries of the Company listed in Schedule “A” hereto (individually, a “Material Subsidiary” and collectively, the “Material Subsidiaries”), include all of the Company’s significant subsidiaries (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the SEC). Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, and the Company owns, directly or indirectly, all of the equity interests of the Material Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the equity interests of the Material Subsidiaries are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

(w)	Minute Books. Since January 1, 2020, all existing minute books of the Company and each of the Material Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, the Audit, Compensation and Governance and Nominating Committees and other board committees) and securityholders of the Company (collectively, the “Corporate Records”) have been made available to the Underwriters and their counsel, and all such Corporate Records are complete in all material respects (except for minutes for meetings of the board of directors and its board committees since May 1, 2023, that are not yet available in draft form or otherwise). There are no transactions, agreements or other actions of the Company or any of the Material Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in the Province of Ontario in a timely fashion under the Business Corporations Act (Ontario), except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

(x)	No Violation or Default. Neither the Company nor any of the Material Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) except as are disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Material Subsidiaries is a party or by which the Company or any of the Material Subsidiaries is bound or to which any of the property or assets of the Company or any of the Material Subsidiaries are subject; or (iii) except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Material Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(y)	Disclosure Controls. The Company and each of the Material Subsidiaries (other than Material Subsidiaries acquired not more than 365 days prior to the Evaluation Date, as defined below) maintain systems of internal accounting controls applicable under IFRS in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting. Since the date of the latest audited Financial Statements of the Company included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of the Material Subsidiaries is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s Annual Report on Form 40-F is being prepared or during the period in which Financial Statements will be filed or furnished with the SEC on Form 6-K. The Company’s certifying officers have evaluated the effectiveness of the Company’s controls and procedures as of a date within ninety (90) days prior to the filing date of the Form 40-F, for the fiscal year ended December 31, 2022 (such date, the “Evaluation Date”). The Company presented in its Form 40-F for the fiscal year most recently ended the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date and the disclosure controls and procedures are effective. Since the Evaluation Date, there have been no significant changes in the Company’s internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls.

(z)	Capitalization. The issued and outstanding Common Shares have been validly issued, are fully paid and non-assessable and are not subject to any preemptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional options or other equity awards under the Company’s existing equity-based incentive plan, or changes in the number of outstanding Common Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Common Shares or other securities.

(aa)	No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(bb)	No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Shares, except for (i) the qualification of the Shares for distribution in the United States and in Canada; and (ii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable U.S. federal and state securities laws or by the bylaws and rules of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or the SEC in connection with the sale of the Shares by the Underwriters.

(cc)	No Preferential Rights. Except as set forth in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, (i) and except pursuant to options to purchase Common Shares pursuant to outstanding options, performance share units, restricted share units, warrants or convertible debentures, no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Common Shares or other securities of the Company, (ii) the Company has not granted to any Person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Common Shares or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the Securities Act or qualify for distribution under Canadian Securities Laws any Common Shares or other securities of the Company, or to include any such Common Shares or other securities in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Prospectuses (or documents incorporated by reference therein) or the sale of the Shares as contemplated thereby or otherwise.

(dd)	Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and no forward-looking information within the meaning of Section 1(1) of the Ontario Securities Act contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(ee)	Transfer Agent. TSX Trust Company has been duly appointed as registrar and transfer agent for the Common Shares.

(ff)	No Litigation. There are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary is a party or to which any property of the Company or any of the Material Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of the Material Subsidiaries, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others; and (i) there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that are not so described; and (ii) there are no agreements, contracts, arrangements or understandings (written or oral) or other documents that are required under the Securities Act to be filed as exhibits to the Registration Statement that are not so filed.

(gg)	Proposed Acquisition. Except as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or its Material Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(hh)	Reserved.

(ii)	Market Capitalization. At the time the Registration Statement was originally declared effective, and at the time the Company’s most recent Annual Report on Form 40-F was filed with the SEC, the Company met the then applicable requirements for the use of Form F-10 under the Securities Act.

(jj)	No Material Defaults. Neither the Company nor any of the Material Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred shares or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(kk)	Certain Market Activities. Neither the Company, nor any of the Material Subsidiaries, nor to the knowledge of the Company any of their respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(ll)	Title to Assets. The Company and the Material Subsidiaries have good and marketable title to any real property owned by them that is material to the business of the Company or such Material Subsidiary and good and valid title to all personal property owned by them described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus or the Prospectuses as being owned by them that is material to the business of the Company or such Material Subsidiary, in each case free and clear of all liens, encumbrances and claims, except for those liens, encumbrances or claims that (i) do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and any of the Material Subsidiaries, (ii) would not individually or in the aggregate, have a Material Adverse Effect or (iii) are for the payment of federal, state, provincial or other taxes, (A) the payment of which is neither delinquent nor subject to penalties or (B) that are being contested in good faith and for which the Company has established reserves in accordance with IFRS.

(mm)	Scientific and Technical Matters. All scientific and technical information set forth in the Prospectuses relating to any mining properties that are material to the Company for the purposes of NI 43-101 has been reviewed as required under NI 43-101 except as disclosed or included in the Prospectuses, and all such information has been prepared in accordance with the Canadian industry standards set forth in NI 43-101 and to the Company’s knowledge was true, complete and accurate in all material respects at the time of filing.

(nn)	Taxes. The Company and each of the Material Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Material Subsidiaries which has had, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been or might be asserted or threatened against it which would have a Material Adverse Effect.

(oo)	No Reliance. The Company has not relied upon the Underwriters or legal counsel for the Underwriters for any legal, tax or accounting advice in connection with the offering and sale of the Shares.

(pp)	Investment Company Act. Neither the Company nor any of the Material Subsidiaries is or, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(qq)	ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(rr)	Company is not a “Controlled Foreign Corporation”. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Internal Revenue Code of 1986, as amended (the “Code”), and does not expect to become a controlled foreign corporation in the foreseeable future.

(ss)	Insurance. The Company and each of the Material Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as the Company and each of the Material Subsidiaries reasonably believe are adequate for the conduct of their properties and as is customary for companies engaged in similar businesses in similar industries.

(tt)	No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(uu)	Working Capital. To the Company’s knowledge and taking into account the available working capital and the net proceeds receivable by the Company following the sale of the Shares, the Company has sufficient working capital for its present requirements that is for a period of at least twelve (12) months from the date of the Prospectuses.

(vv)	FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(ww)	Finder’s Fees. Neither the Company nor any of the Material Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Underwriters pursuant to this Agreement.

(xx)	Broker/Dealer Relationships. Neither the Company nor any of the Material Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(yy)	Dividend Restrictions. Except as may be restricted by Applicable Law, no Material Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Material Subsidiaries’ equity securities or from repaying to the Company or any other Material Subsidiaries any amounts that may from time to time become due under any loans or advances to such Material Subsidiaries from the Company or from transferring any property or assets to the Company or to any other Material Subsidiaries.

(zz)	No Improper Practices. (i) Neither the Company nor, to the Company’s knowledge, the Material Subsidiaries, nor to the Company’s knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Material Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, any Material Subsidiary, on the other hand, that is required by the Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Material Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company’s knowledge, any Material Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses that is not so described; (iv) except as described in the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Material Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; and (v) the Company has not offered, or caused any placement agent to offer, Common Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Material Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Material Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Material Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Material Subsidiary nor, to the Company’s knowledge, any director, officer, employee or agent of the Company or any Material Subsidiary has made any payment of funds of the Company or any Material Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)).

(aaa)	Environmental Laws. To the best of the knowledge of the Company and except as set forth in the Prospectuses, the Company and the Material Subsidiaries are in compliance in all material respects with all applicable federal, provincial, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) applicable to the Company or any Material Subsidiary and relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance (the “Hazardous Substances”).

(bbb)	Operations. The operations of the Company and the Material Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of the Material Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ccc)	Sanctions. (i) The Company represents that, neither the Company nor any of the Material Subsidiaries (collectively, the “Entity”) nor, to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is a government, individual, or entity (in this paragraph (ccc), “Member”) that is, or is owned or controlled by a Member that is:

(A)	the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law (collectively, “Sanctions”), nor

(B)	located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, Libya, North Korea, Russia, Sudan, Syria, Ukraine and Zimbabwe).

(ii)	The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(A)	to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)	in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)	The Company represents and covenants that, except as detailed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(ddd)	Certification of Disclosure. There has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings) (“NI 52-109”) and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all applicable certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

(eee)	Filings. Since January 1, 2021, the Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Securities Commissions, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(fff)	Due Diligence Matters. To the knowledge of the Company, all documents and information delivered and provided by or on behalf of the Company to the Underwriters as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(ggg)	Cybersecurity. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, (i) there has been no security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data; and (ii) to the knowledge of the Company, the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect.

(hhh)	Exchange Registration. The Common Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the Nasdaq Capital Market under the symbol “VOXR” and the TSX under the symbol “VOXR,” and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act or delisting the Common Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Canadian Securities Commissions or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Preliminary Prospectuses, the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Common Shares thereon. The Company has obtained all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Securities Commissions, where applicable, required for the listing and trading of the Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

In this Agreement, a reference to “knowledge” of the Company, means the knowledge of Kyle Floyd, Chairman and Chief Executive Officer of the Company, and Pascal Attard, Chief Financial Officer of the Company, in each case, after reasonable inquiry.

Any certificate signed by any officer on behalf of the Company or any of the Material Subsidiaries and delivered to the Underwriters or counsel for the Underwriters in connection with the offering of the Shares shall be deemed to be a representation and warranty by the Company or Material Subsidiaries, as the case may be, as to matters covered thereby, to each Underwriter.

The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 6 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

Section 4 Certain Covenants of the Company.

The Company further covenants and agrees with each Underwriter as follows:

(a)	Delivery of Registration Statement, Time of Sale Prospectus and Prospectuses. To the extent not available on EDGAR as it relates to the Registration Statement, the Time of Sale Prospectus, the U.S. Prospectus and any supplements and amendments thereto, the Company shall furnish and deliver to the Underwriters, in such cities as the Underwriters may reasonably and lawfully request without charge, as soon as practicable after the Registration Statement becomes effective (as to the U.S. Prospectus) or after the filing thereof (as to the Canadian Prospectus), and during the period mentioned in Section 4(e) or Section 4(f) below, as many commercial copies, or originally signed versions, of the Time of Sale Prospectus, the Canadian Prospectus, the U.S. Prospectus and any supplements and amendments thereto or to the Registration Statement as the Lead Underwriters on behalf of the Underwriters may reasonably request for the purposes contemplated by the Securities Act and the Canadian Securities Laws. As used herein, the term “Prospectus Delivery Period” means such period of time after the first date of the public offering of the Shares and ending on the completion of the distribution of the offering of the Shares, during which time a preliminary prospectus, preliminary prospectus supplement or a prospectus relating to the Shares is required by applicable Canadian Securities Laws or U.S. Securities Laws to be delivered (or required to be delivered but for Rule 172 under the Securities Act) in connection with sales of the Shares by any Underwriter or dealer.

(b)	Lead Underwriters’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Time of Sale Prospectus, the Canadian Prospectus or the U.S. Prospectus (including any amendment or supplement through incorporation by reference of any document), the Company shall furnish to the Lead Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Lead Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld.

(c)	Free Writing Prospectuses. The Company shall furnish to the Lead Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each proposed free writing prospectus or any amendment or supplement thereto to be prepared by or on behalf of, used by, or referred to by the Company and the Company shall not file, use or refer to any proposed free writing prospectus or any amendment or supplement thereto without the Lead Underwriters’ consent which shall not be unreasonably delayed, conditioned or withheld. The Company shall furnish to each Underwriter, without charge, as many copies of any free writing prospectus prepared by or on behalf of, or used by, the Company as such Underwriter may reasonably request. If during the Prospectus Delivery Period there occurred or occurs an event or development as a result of which any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company conflicted or would conflict with the information contained in the Registration Statement or included or would include an untrue statement of a material fact or, omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at that subsequent time, not misleading, the Company shall promptly amend or supplement such free writing prospectus to eliminate or correct such conflict or so that the statements in such free writing prospectus as so amended or supplemented will not include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances prevailing at such subsequent time, not misleading, as the case may be; provided, however, that prior to amending or supplementing any such free writing prospectus, the Company shall furnish to the Lead Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of such proposed amended or supplemented free writing prospectus and the Company shall not file, use or refer to any such amended or supplemented free writing prospectus without the Lead Underwriters’ consent which shall not be unreasonably delayed conditioned or withheld.

(d)	Filing of Underwriter Free Writing Prospectuses. The Company shall not take any action that would result in an Underwriter or the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(e)	Amendments and Supplements to Time of Sale Prospectus. If any time prior to the Closing Date any event shall occur or condition shall exist as a result of which the Time of Sale Prospectus, as amended or supplemented, would include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or if, in the reasonable opinion of counsel for the Company or Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with Applicable Law, including the Securities Act, the Company shall (subject to Section 4(b) and Section 4(c)) forthwith prepare, file with the SEC and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when delivered to a prospective purchaser, not misleading, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with Applicable Law including the Securities Act and the Canadian Securities Laws.

(f)	Securities Act Compliance. The Company will prepare the Canadian Prospectus Supplement and the U.S. Prospectus Supplement in a form approved by the Lead Underwriters and (i) will file the Canadian Prospectus Supplement with the Principal Regulator in accordance with the Shelf Procedures as soon as practicably possible, and in any event, not later than 8:00 p.m. on the second business day following the date hereof and (ii) will file the U.S. Prospectus Supplement with the SEC not later than the SEC’s close of business on the first business day following the day on which the filing of the Canadian Prospectus Supplement is made with the Principal Regulator. After the date of this Agreement, the Company shall promptly advise the Lead Underwriters in writing (i) of the receipt of any comments of, or requests for additional or supplemental information or other communication from, any Canadian Commission or the SEC with respect to the Canadian Prospectus or the Registration Statement, (ii) of any request by any Canadian Commission to amend or supplement the Canadian Prospectus or for additional information or of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus or for additional information, (iii) of the time and date of any filing of any post-effective amendment to the Registration Statement or any amendment or supplement to the Preliminary Prospectuses, the Time of Sale Prospectus, any free writing prospectus or the Prospectuses, (iv) of the time and date that any post-effective amendment to the Registration Statement becomes effective, (v) of the issuance by the SEC or any Canadian Commission, as applicable, of any stop order suspending the effectiveness of the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any post-effective amendment thereto or any order directed at any document incorporated by reference in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any order preventing or suspending the use of the Preliminary Prospectus, the Time of Sale Prospectus, any free writing prospectus, any marketing materials, the U.S. Prospectus or the Canadian Prospectus or any amendment or supplement thereto or any post-effective amendment to the Registration Statement, or the suspension of the qualification of the Shares for sale in any jurisdiction, or of any proceedings to remove, suspend or terminate from listing or quotation the Common Shares from the Exchanges, or of the threatening or initiation of any proceedings for any of such purposes, and (vi) of the issuance by any Governmental Authority of any order having the effect of ceasing or suspending the distribution of the Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose. If the SEC or any Canadian Commission shall enter any such stop order at any time, the Company will use best efforts to obtain the lifting of such order at the earliest possible moment.

(g)	Amendments and Supplements to the Prospectuses and Other Securities Act Matters. The Company will comply with the U.S. Securities Laws and the Canadian Securities Laws so as to permit the completion of the distribution of the Shares during the Prospectus Delivery Period as contemplated in this Agreement and the Prospectuses. If any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectuses so that the Prospectuses do not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not misleading, or if during the Prospectus Delivery Period in the reasonable opinion of the Company, Lead Underwriters or counsel for the Company or Underwriters it is otherwise necessary to amend or supplement the Prospectuses to comply with U.S. Securities Laws or Canadian Securities Laws, the Company agrees (subject to Section 4(b) and Section 4(c)) to promptly prepare, file with the SEC and the Canadian Securities Commissions and furnish at its own expense to the Underwriters and to dealers, amendments or supplements to the Prospectuses so that the statements in the Prospectuses as so amended or supplemented will not include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances when the U.S. Prospectus or the Canadian Prospectus is delivered to a purchaser, not be misleading or so that the Prospectuses, as amended or supplemented, will comply with the U.S. Securities Laws and the Canadian Securities Laws, as applicable. Neither the Lead Underwriters’ consent to, nor delivery of, any such amendment or supplement shall constitute a waiver of any of the Company’s obligations under Section 4(b) or Section 4(c).

(h)	Lock-Up Agreements. The Company shall use its commercially reasonable efforts to cause each of the Company’s directors and senior officers listed on Exhibit “A” hereto to execute and deliver to the Lead Underwriters a lock-up agreement in the form of Exhibit “B” hereto on or before the Closing Date.

(i)	Stock Exchange Listing. The Company shall use its commercially reasonable best efforts to ensure that the Firm Shares and Additional Shares are conditionally approved for listing and for trading on the TSX and approved for listing on Nasdaq subject in the case of the TSX to satisfaction by the Company of the conditions imposed by the TSX.

(j)	Blue Sky Compliance. The Company shall cooperate with the Lead Underwriters and counsel for the Underwriters to qualify or register the Shares for sale under (or obtain exemptions from the application of) U.S. Securities Laws, Canadian Securities Laws, or other foreign laws of jurisdictions designated by the Lead Underwriters, shall comply with such laws and shall continue such qualifications, registrations and exemptions in effect so long as required for the distribution of the Shares. The Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction in which it is not presently qualified or where it would be subject to taxation as a foreign corporation (except service of process with respect to the offering and sale of the Shares). The Company will advise the Lead Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

(k)	Use of Proceeds. The Company shall apply the net proceeds from the sale of the Shares and the Additional Shares sold by it in the manner described under the caption “Use of Proceeds” in the Time of Sale Prospectus.

(l)	Transfer Agent. From the date hereof until the final Option Closing Date, the Company shall maintain, at its expense, its current registrar and transfer agent for the Shares.

(m)	Earnings Statement. As soon as practicable, but in any event no later than 18 months after the date of this Agreement, the Company will make generally available to its security holders and to the Lead Underwriters an earnings statement (which need not be audited) covering a period of at least 12 months beginning with the first fiscal quarter of the Company commencing after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the SEC thereunder.

(n)	Periodic Reporting Obligations. During the period when the U.S. Prospectus is required to be delivered under the Securities Act, the Company shall file, on a timely basis, with the SEC and Nasdaq all reports and documents required to be filed under the Exchange Act.

(o)	Agreement Not to Issue, Offer or Sell Additional Shares. During the period commencing on and including the date hereof and ending on and including the ninetieth (90th) day following the Closing Date (the “Lock-up Period”), the Company will not, without the prior written consent of the Lead Underwriters (which consent will not be unreasonably withheld, conditioned or delayed in the event there is a legitimate business need for the Company to issue securities and such issuance would not give rise to investor protection concerns), (i) issue, offer, sell (including, without limitation, any short sale), contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or transfer, directly or indirectly, or establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to, any Common Shares, or any securities convertible into or exchangeable or exercisable for, or warrants or other rights to purchase, the foregoing, (ii) other than a registration Form on S-8 subject to the restrictions set forth below, file or cause to become effective a registration statement under the Securities Act, or to file a prospectus under the Canadian Securities Laws, relating to the offer and sale of any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares or other rights to purchase Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or any other securities of the Company that are substantially similar to Common Shares, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii), except, in each case, for (A) the registration of the offer and sale of the Shares under the Securities Act, the filing of each Applicable Prospectus under the Canadian Securities Laws relating to the sale of the Shares and the sales of the Shares to the Underwriters pursuant to this Agreement, (B) issuances of Common Shares upon the exercise of outstanding options, restricted share units, performance shares units or other equity awards issued or granted under the Company’s equity-based incentive plans or issuances of options or other equity awards to employees, officers or directors of the Company pursuant to any equity-based incentive plan duly adopted for such purpose by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (C) the issuance of Common Shares and/or other securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, or (D) the issuance of options or securities of the Company in connection with bona fide arm’s length acquisitions, mergers, consolidations or amalgamations with any company or companies (other than a direct or indirect acquisition, merger, consolidation or amalgamation, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision) provided that such options and securities are issued as “restricted securities” (as defined in Rule 144 under the Securities Act), carry no registration rights that require or permit the filing of any registration statement in connection therewith within ninety (90) days following the Closing Date and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

(p)	Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Firm Shares and Additional Shares in such a manner as would require the Company or any of its Material Subsidiaries to register as an investment company under the Investment Company Act.

(q)	No Stabilization or Manipulation; Compliance with Regulation M. During the “restricted period” (as such term is defined in Regulation M) applicable to the offering of the Shares contemplated by this Agreement and until the final Option Closing Date, the Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Shares or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Shares or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Lead Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the SEC) did apply.

(r)	Press Releases/Announcements. By 9:30 a.m. (New York City time) on the date of this Agreement, the Company shall issue a press release disclosing the material terms of this offering. Prior to the Closing Date, the Company shall not, without the Lead Underwriters’ prior written consent, which shall not be unreasonably delayed, conditioned or withheld, issue any press releases or other communications directly or indirectly and shall not hold any press conferences with respect to the Company or any Material Subsidiaries, the financial condition, results of operations, business, properties, assets, or liabilities of the Company or any Material Subsidiaries, or with respect to the offering of the Shares. Notwithstanding the foregoing, nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises that it is necessary in order to comply with Applicable Law or the rules or requirements of the Exchanges, or from issuing a press release or holding an analyst call in the normal course in connection with the release of financial results.

The Lead Underwriters, on behalf of the Underwriters, may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

Section 5 Payment of Expenses.

Whether or not the purchase and sale of the Shares pursuant to this Agreement is completed, the Company will pay, subject to the limitations set forth herein, all costs, expenses, fees and taxes incurred in connection with the purchase, sale and delivery of the Shares and the performance of its obligations hereunder and in connection with the transactions contemplated hereby, including without limitation, the following:

(a)	the preparation and filing of the Registration Statement (including the Financial Statements, exhibits, schedules, consents and certificates of experts), the Form F-X, the Time of Sale Prospectus, the Prospectuses, each free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and the Preliminary Prospectuses and any amendments or supplements thereto, including the printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(b)	the registration, issue, sale and delivery of the Shares, including any stock or transfer taxes and stamp or similar duties payable upon the sale, issuance or delivery of the Shares to the Underwriters;

(c)	the producing, word processing and/or printing of this Agreement, any agreement among Underwriters, any dealer agreements, any powers of attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Underwriters and to dealers (including costs of mailing and shipment);

(d)	all filing fees, attorneys’ fees and expenses incurred by the Company in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the U.S. Securities Laws or Canadian Securities Laws or any other foreign laws, and, if reasonably requested by the Lead Underwriters, preparing, printing and furnishing copies of any blue sky surveys or legal investment surveys to the Underwriters and to dealers, or other memorandum and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions;

(e)	all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors of the Company;

(f)	the reasonable legal fees and filing fees and other disbursements of Canadian and U.S. counsel for the Underwriters in an aggregate amount not to exceed US$100,000;

(g)	the fees and expenses associated with the listing of the Shares;

(h)	any filing for review of the public offering of the Shares by FINRA;

(i)	the fees and disbursements of any transfer agent or registrar for the Shares;

(j)	the reasonable costs and expenses of the Underwriters relating to presentations or meetings undertaken in connection with the marketing of the offering and sale of the Shares to prospective investors and the Underwriters’ sales forces (including reasonable travel and related expenses);

(k)	the costs and expenses of qualifying the Shares for inclusion in the book-entry settlement systems of DTC and CDS Clearing and Depositary Services Inc.; and

(l)	the performance of the Company’s other obligations hereunder, including the goods and services tax/harmonized sales tax imposed under Part IX of the Excise Tax Act (Canada) and provincial sales tax applicable in respect of any of the foregoing expenses.

In addition, all expenses referred to in this Section 5 incurred by or on behalf of the Underwriters shall be payable by the Company within thirty (30) days of the receipt of an invoice in respect thereof. Notwithstanding the foregoing, (i) the Company shall not be required to pay the Underwriters for any non-accountable fees and expenses that exceed US$5,000 in the aggregate and (ii) in the event that this Agreement is terminated pursuant to Section 8, the non-accountable expenses and reasonably accounted fees and expenses payable by the Company to the Underwriters pursuant to subparagraph (f) shall not exceed US$50,000.00. For greater certainty, the Company and the Underwriters agree and acknowledge that the Company shall not bear or be liable for any amounts paid or payable as or on account of tax in respect of an expense incurred by or on behalf of the Underwriters to the extent that such amount of tax is recoverable to the Underwriters from a taxing authority by way of input tax credit, input tax refund, rebate or similar mechanism. Except as provided in this Section 5, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel, transfer taxes on resale of any Shares by them, and any advertising expenses in connection with any offers of Shares that they may make following the Closing Date.

Section 6 Conditions to the Obligations of the Underwriters.

The obligations of the Underwriters to purchase and pay for the Firm Shares, and if applicable, the Additional Shares, as provided herein on the Closing Date and, with respect to any Additional Shares, each Option Closing Date shall be subject to the accuracy of the representations and warranties on the part of the Company set forth in Section 3 as of the date hereof and as of the Closing Date and each Option Closing Date, as applicable, to the timely performance by the Company of its covenants and other obligations of the Company hereunder, and to each of the following additional conditions precedent:

(a)	Opinion and 10b-5 Statement of United States Counsel for the Company. On the Closing Date and each Option Closing Date, as applicable, the Underwriters shall have received an opinion and Rule 10b-5 negative assurance statement of K&L Gates LLP, U.S. counsel to the Company, addressed to the Underwriters, and dated the Closing Date, in the form and substance as may be reasonably satisfactory to counsel for the Underwriters.

(b)	Canadian Securities Law Opinion. The Underwriters shall have received a favourable legal opinion of McCarthy Tétrault LLP, Canadian counsel to the Company, addressed to the Underwriters and counsel to the Underwriters, dated as of the Closing Date and each Option Closing Date, as applicable, as to the qualification of the Shares for sale to the public and as to other matters governed by the laws of the Qualifying Jurisdictions, provided that McCarthy Tétrault LLP shall be entitled to rely exclusively upon the opinions of local counsel as to matters governed by the laws of any Qualifying Jurisdictions in which it is not qualified to practice, in each case in form and substance and subject to customary qualifications and assumptions satisfactory to the Underwriters, acting reasonably.

(c)	Accountants’ Comfort Letter. The Lead Underwriters shall have received from Ernst & Young LLP, independent public or certified public accountants for the Company, (i) a letter dated the date of the Prospectus Supplements, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Lead Underwriters, containing statements and information of the type ordinarily included in accountant’s “comfort letters” to underwriters which letters shall cover with respect to the Financial Statements, including without limitation, certain financial and accounting disclosures contained or incorporated by reference in the Registration Statement, the Preliminary Prospectuses, the Prospectuses and the Prospectus Supplements, and (ii) confirmation that they are independent public, certified public or chartered accountants as required by the Securities Act.

(d)	Bring-down Comfort Letter. On the Closing Date and each Option Closing Date, as applicable, the Lead Underwriters shall have received from Ernst & Young LLP, independent public or certified public accountants for the Company, a letter dated such date, and addressed to the Underwriters and the board of directors of the Company, in form and substance reasonably satisfactory to the Lead Underwriters, to the effect that Ernst & Young LLP reaffirms the statements made in the letter furnished pursuant to Section 6(c), except that the specified date referred to therein for the carrying out of procedures shall be no more than two (2) business days prior to the Closing Date and each Option Closing Date, as the case may be.

(e)	Company Compliance with Prospectus and Registration Requirements; No Stop Order. For the period from and after effectiveness of this Agreement and prior to the Closing Date and, with respect to the Additional Shares, prior to each Option Closing Date:

(i)	the U.S. Prospectus shall have been filed with the SEC in the manner and within the time period required by the Securities Act, and the Canadian Prospectus shall have been filed with the Canadian Securities Commissions in each of the Qualifying Jurisdictions and in accordance with the Canadian Securities Laws, and a receipt obtained therefor;

(ii)	no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or pending, or to the knowledge of the Company, threatened by the SEC;

(iii)	no order preventing or suspending the use of the Canadian Prospectus shall have been issued and no proceeding for that purpose shall have been instituted or pending, or to the knowledge of the Company, threatened by any Canadian Commission or other securities regulatory authority in Canada;

(iv)	no order, ruling, determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares or securities convertible into Common Shares, or any other securities of the Company shall have been issued by any Governmental Authority in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated or threatened by any such Governmental Authority;

(v)	the Canadian Prospectus Supplement shall have been filed with the Canadian Securities Commissions in each of the Qualifying Jurisdictions in accordance with the Shelf Procedures and a U.S. Prospectus Supplement shall have been filed with the SEC;

(vi)	the Registration Statement and all amendments thereto shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and (a) neither the Prospectuses nor any amendment or supplement thereto, shall include a misrepresentation or an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, (b) no Time of Sale Prospectus, and no amendment or supplement thereto, shall include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and (c) none of the free writing prospectuses, if any, shall include an untrue statement of a material fact or, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading; and

(vii)	all requests for additional information on the part of the SEC or any Canadian Commission shall have been complied with.

(f)	No Material Adverse Effect. For the period from the date of this Agreement and to and including the Closing Date and, with respect to the Additional Shares, to and including each Option Closing Date, in the judgment of the Lead Underwriters, acting reasonably, there shall not have occurred any Material Adverse Effect.

(g)	Officers’ Certificate. On the Closing Date and each Option Closing Date, as applicable, the Underwriters shall have received a written certificate, addressed to the Underwriters, executed by the President and Chief Executive Officer of the Company and the Chief Financial Officer of the Company, in each case, in such capacity and not in their personal capacity, dated as of the Closing Date and each Option Closing Date, as applicable, to the effect that the conditions set forth in Section 6(e) have been met, and further to the effect that:

(i)	the representations and warranties of the Company set forth in Section 3 of this Agreement are true and correct in all material respects with the same force and effect as though expressly made on and as of the Closing Date or Option Closing Date, as applicable, except that any representations and warranties qualified by materiality or “Material Adverse Effect” shall be true and correct in all respects;

(ii)	as at the Closing Date or Option Closing Date, as applicable, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any securities convertible into Common Shares has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the person signing such certificate, are contemplated or threatened; and

(iii)	the Company has complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or Option Closing Date, as applicable.

(h)	Secretary’s Certificate. On the Closing Date and each Option Closing Date, as applicable, the Underwriters shall have received a written certificate, addressed to the Underwriters, signed by the Corporate Secretary of the Company, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

(i)	the constating documents, including the articles and by-laws, of the Company;

(ii)	the resolutions of the directors of the Company relevant to the distribution of the Shares in each of the Qualifying Jurisdictions and in the United States, the allotment, issue (or reservation for issue) and sale of the Shares, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and

(iii)	the incumbency and signatures of the officers of the Company signing this Agreement or any other agreement or instrument contemplated to be delivered to the Underwriters as of the Closing Date or such Option Closing Date, as applicable, in the name of and on behalf of the Company.

(i)	Good Standing. The Lead Underwriters shall have received on and as of the day prior to the Closing Date or each Option Closing Date, as applicable, satisfactory evidence of the good standing of the Company and its Material Subsidiaries in their respective jurisdictions of organization, in each case in writing or any standard form of telecommunication from the appropriate Governmental Authorities of such jurisdictions.

(j)	Company’s Agent for Service. Prior to the Closing Date, the Company shall have furnished to the Lead Underwriters satisfactory evidence of its due and valid authorization of Cogency Global Inc. as its agent to receive service of process in the United States pursuant to Section 20 hereof, and satisfactory evidence from Cogency Global Inc. accepting its appointment as such agent.

(k)	Listing. The Shares shall have been approved for listing on the TSX and Nasdaq, subject, in the case of the TSX, to the fulfillment of the usual post-closing requirements and, in the case of the Nasdaq, only to notice of issuance at or prior to the Closing Date.

(l)	Lock-Up Agreements from Directors and Officers of the Company. On or prior to the Closing Date, the Company shall have furnished to the Lead Underwriters an agreement in the form of Exhibit “B” hereto from each of the persons listed on Exhibit “A” hereto, and such agreement shall be in full force and effect on the Closing Date.

(m)	Certificate of Transfer Agent. The Company having delivered to the Underwriters on the Closing Date or Option Closing Date, as the case may be, a certificate of TSX Trust Company as registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the date prior to the Closing Date.

(n)	No Termination. The Underwriters shall not have previously terminated their obligations pursuant to Section 8 of this Agreement.

(o)	Additional Documents. On or before the Closing Date and each Option Closing Date, as applicable, the Lead Underwriters and counsel for the Underwriters shall have received such information and other customary Closing documents as they may reasonably request for the purposes of enabling them to pass upon the issuance and sale of the Shares as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Shares as contemplated herein and in connection with the other transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to the Lead Underwriters and counsel for the Underwriters.

If any condition specified in this Section 6 is not satisfied when and as required to be satisfied, this Agreement may be terminated by the Lead Underwriters by notice to the Company at any time on or prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 5, Section 6 and Section 10 shall at all times be effective and shall survive such termination.

Section 7 Covenants of the Underwriters.

(1) Each Underwriter, severally and not jointly, covenants with the Company, after the Closing Date, the Underwriters will (a) use their reasonable best efforts to complete the distribution of the Shares as promptly as possible and (b) give prompt written notice to the Company or its counsel when, in the opinion of the Underwriters, they have completed distribution of the Shares, and, as soon as practicable but in any event not later than thirty (30) days after completion of the distribution, will provide the Company or its counsel in writing, with a breakdown of the number of Shares distributed in each of the Qualifying Jurisdictions and in the United States where that breakdown is required by a Canadian Commission or the SEC, as the case may be, for the purpose of calculating fees payable to, or making filings with, that Canadian Commission or the SEC, as the case may be.

(2) No Underwriter shall be liable to the Company under this Section 7 with respect to a default by any of the other Underwriters.

(3) Each Underwriter, severally and not jointly, covenants with the Company not to take any action that would result in the Company being required to file with the SEC pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf such Underwriter that otherwise would not be required to be filed by the Company thereunder but for the action of the Underwriter.

Section 8 Termination of this Agreement.

(1) In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at such Underwriter’s sole option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this Agreement if, at any time prior to the Closing Date:

(a)	Litigation. Any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any Governmental Authority in Canada, the United States or elsewhere, including, without limitation, the Exchanges, in relation to the Company or the Material Subsidiaries or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Lead Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Shares or any other securities of the Company in any of the Qualifying Jurisdictions or the United States.

(b)	Financial-Out. Any change in the U.S., Canadian or international financial, political or economic conditions or the effect of which is such as to make it, in the judgment of the Lead Underwriters, acting reasonably, impractical to market or to enforce contracts for the sale of the Shares, including without limitation, (i) if trading or quotation in any of the Company’s securities shall have been suspended or limited by the SEC, or by Nasdaq or by any Canadian Commission or by the TSX, (ii) trading in securities generally on any of the Nasdaq or the TSX shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the SEC or FINRA, (iii) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (iv) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed.

(c)	Disaster Out. There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or emergency, or any governmental action, change of Applicable Law (or in the judicial interpretation thereof), if, in the judgment of the Lead Underwriters, acting reasonably, the effect of any such attack, outbreak, escalation, act, declaration, calamity, emergency or governmental action, or change is material and adverse such as to make it impractical or inadvisable to proceed with the offering of the Shares or to enforce contracts for the sale of the Shares on the Closing Date, on the terms and in the manner contemplated by this Agreement, the Time of Sale Prospectus and each of the Applicable Prospectuses or might be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations, management or capital of the Company or the market price or value of the Common Shares.

(d)	Material Adverse Effect. There should occur or be announced by the Company and its Material Subsidiaries taken as a whole, any Material Adverse Effect or a change in any material fact, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Underwriters or any of their affiliates) required to be disclosed in any Applicable Prospectus, which results, or in the sole judgment of the Lead Underwriters, acting reasonably, is reasonably expected to result, in purchasers of a material number of Shares exercising their right under applicable legislation to withdraw from their purchase of the Shares or, in the sole judgment of the Lead Underwriters, acting reasonably, has or may be expected to have a significant adverse effect on the market price or value of the Shares and makes it impractical or inadvisable to market the Shares.

(2) The Company agrees that all representations, warranties, terms and conditions of this Agreement (including the conditions in Section 6) shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its commercially reasonable best efforts to cause such representations, warranties, terms and conditions not to be breached and to be complied with, and that any material breach (or in the case of any representation, warranty, term or condition qualified by materiality, any breach) or material failure (or in the case of any representation, warranty, term or condition qualified by materiality, any failure) by it to comply with any such conditions shall entitle any Underwriter to terminate its obligations under this Agreement by notice to that effect given to the Company and the Lead Underwriters at or prior to the Closing Date, unless otherwise expressly provided in this Agreement.

(3) The rights of termination contained in this Section 8 may be exercised by the Underwriters (or any of them) and are in addition to any other rights or remedies that the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability or obligation on the part of an Underwriter to the Company, or on the part of the Company to such Underwriter except in respect of any liability or obligation under any of Section 5 and Section 10 hereof which shall at all times remain in full force and effect and shall survive such termination.

Section 9 Obligation to Purchase.

(1) Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Firm Shares or the Additional Shares, if applicable, at the Closing Date or the Option Closing Date, as applicable, shall be several and not joint and several and shall be limited to the number and equivalent percentage of the Firm Shares or the Additional Shares, if applicable, set out opposite the name of the Underwriters respectively below (subject to such adjustment as the Lead Underwriters may determine to eliminate fractional shares):

	Number of Firm Shares	Percentage
Maxim Group LLC	1,512,500	50%
BMO Nesbitt Burns Inc.	907,500	30%
Cormark Securities Inc.	302,500	10%
Laurentian Bank Securities Inc.	302,500	10%
	3,025,000	100.0%

(2) If, on the Closing Date or the applicable Option Closing Date, any one or more of the Underwriters shall fail or refuse to purchase the Shares that it or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Shares to be purchased on such date, the Lead Underwriters may make arrangements satisfactory to the Company for the purchase of such Shares by other persons, including any of the Underwriters, but if no such arrangements are made by the Closing Date or the applicable Option Closing Date, the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Shares set forth opposite their respective names in this Section 9 bears to the aggregate number of Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Lead Underwriters with the consent of the non-defaulting Underwriters, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, on the Closing Date or the applicable Option Closing Date, any one or more of the Underwriters shall fail or refuse to purchase the Shares and the aggregate number of Shares with respect to which such default occurs exceeds 10% of the aggregate number of Shares to be purchased on such date, and arrangements satisfactory to the Lead Underwriters and the Company for the purchase of such Shares are not made within forty-eight (48) hours after such default, this Agreement shall terminate without liability of any party to any other party (other than the defaulting underwriter, who shall remain liable to the Company) except that the provisions of Section 5 and Section 10 shall at all times be effective and shall survive such termination. In any such case either the Lead Underwriters or the Company shall have the right to postpone the Closing Date or the applicable Option Closing Date, but in no event past 9:00 a.m. (Toronto time) on the fifth business day following the such Closing Date or Option Closing Date, as applicable, in order that the required changes, if any, to the Registration Statement and the Prospectuses or any other documents or arrangements may be effected.

(3) As used in this Agreement, the term “Underwriter” shall be deemed to include any person substituted for a defaulting Underwriter under this Section 9. Any action taken under this Section 9 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

Section 10 Indemnification.

(1) The Company (referred to in this Section 10 as the “Company Indemnifying Party”) agrees to indemnify and save harmless each of the Underwriters and their respective affiliates and each of their respective directors, officers, employees, shareholders and agents, and each person, if any, who controls the Underwriters within the meaning of Section 15 of the Securities Act or Section 20 of the 1934 Act (each referred to in this Section 10 as an “Underwriter Indemnified Party”) from and against all liabilities, claims, losses (other than loss of profits in connection with the distribution of the Shares), actions, suits, proceedings, charges, reasonable costs, damages and reasonable expenses which an Underwriter Indemnified Party may suffer or incur or be subject to, including all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses that may be incurred in advising with respect to investigating or defending any Claim, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)	any information or statement contained in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus or any Supplementary Material related thereto, or in any certificate or other document of the Company or of any officer of the Company or any of its Material Subsidiaries delivered hereunder or pursuant hereto which contains or is alleged to contain a misrepresentation;

(b)	any omission or alleged omission to state in the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, the Prospectuses, any issuer free writing prospectus, any marketing materials or any Supplementary Material related thereto, or any certificate or other document of the Company or any officer of the Company or any of the Material Subsidiaries delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(c)	any order made or any inquiry, investigation or proceedings commenced or threatened by any securities commission, stock exchange or other Governmental Authority based upon any actual or alleged untrue statement, omission or misrepresentation in the Prospectuses, the Registration Statement, the Preliminary Prospectuses, the Time of Sale Prospectus, any issuer free writing prospectus, any marketing materials or any Supplementary Material or based upon any actual or alleged failure to comply with Canadian Securities Laws or U.S. Securities Laws, preventing or restricting the trading in of the Shares or the distribution of the Shares or any other securities of the Company;

(d)	the non-compliance or alleged non-compliance by the Company with any requirement of Canadian Securities Laws or U.S. Securities laws in any of the Qualifying Jurisdictions or in the United States or any state therein in connection with the transactions herein contemplated including the Company’s non-compliance or alleged non-compliance with any statutory requirement to make any document available for inspection; or

(e)	any breach of any representation or warranty of the Company contained herein or in any certificate or other document of the Company or of any officers of the Company or any of the Material Subsidiaries delivered hereunder or pursuant hereto or the failure of the Company to comply with any of its obligations hereunder, provided, however, that the foregoing indemnity shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made solely in reliance upon and in conformity with written information relating to the Underwriters furnished to the Company by the Underwriters expressly for use in the Prospectus Supplements or Time of Sale Prospectus, or any such amendment or supplement thereto, or any issuer free writing prospectus, any marketing materials or any Supplementary Material related thereto.

(2) Each Underwriter, severally and not jointly (each referred to in this Section 10 as the “Underwriter Indemnifying Party”), agrees to indemnify and hold harmless the Company and its directors and each officer and director of the Company who signed the Registration Statement or the U.S. Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each such person referred to in this Section 10 as the “Company Indemnified Party”) against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(1), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus Supplements or Time of Sale Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with information relating to such Underwriter and furnished to the Company in writing by such Underwriter expressly for use therein. The Company hereby acknowledges that the only information that the Underwriters have furnished to the Company expressly for use in the Prospectus Supplements or Time of Sale Prospectus (or any amendment or supplement thereto) are the statements set forth in the seventh, ninth, and twelfth paragraphs under the caption “Plan of Distribution” in the Canadian Prospectus Supplement (the “Underwriter Information”).

(3) If any matter or thing contemplated by this Section 10 (any such matter or thing being hereinafter referred to as a “Claim”) is asserted against either the Underwriter Indemnified Party or the Company Indemnified Party (as the context requires, the “Indemnified Party”), the Indemnified Party shall notify the Company Indemnifying Party or the Underwriter Indemnifying Party (as the context requires, the “Indemnifying Party”), as soon as practicable, of such Claim to the extent allowable by Applicable Law (provided, however, that failure to provide such notice shall not affect the Indemnified Party’s right to indemnification hereunder, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom) and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit, action or proceeding brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party and that no admission of liability or settlement of any such Claim may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other.

(4) In any such Claim, the Indemnified Party shall have the right to retain separate counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless:

(a)	the Indemnifying Party fails to assume the defence of such Claim on behalf of the Indemnified Party within five (5) business days of receiving notice thereof or, having assumed such defence, has failed to engage counsel promptly or who is acceptable to the Indemnified Parties, or has failed to pursue it diligently;

(b)	the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or

(c)	the named parties to the Claim (including any added, third parties or interpleaded parties) include the Indemnifying Party, and the Indemnifying Parties has been advised by counsel (including internal counsel) that there are legal defences available to such Indemnified Party that are different or in addition to those available to the Indemnifying Party, that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented, or where in such Indemnified Party’s reasonable judgment, the Claim gives rise to a conflict of interest between the Indemnifying Party and such Indemnified Party;

in each of cases Section 10(4)(a), Section 10(4)(b) and Section 10(4)(c), the Indemnifying Party will not have the right to assume the defence of the suit on behalf of such Indemnified Party, but the Indemnifying Party will be liable to pay the fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

(5) In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10(1) or Section 10(2) would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Indemnified Party or enforceable otherwise than in accordance with its terms or is insufficient to hold the Indemnified Party harmless, the Indemnifying Party shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits in connection with the distribution of the Shares) of the nature contemplated in this Section 10 and suffered or incurred by the Indemnified Parties in such proportions as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the distribution of the Shares as well as the relative fault of the parties in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses, as well as any other equitable considerations determined by a court of competent jurisdiction; provided that: (i) no Underwriter shall in any event be liable to contribute, in the aggregate, any amount in excess of the aggregate fee or any portion thereof actually received by such Underwriter hereunder; and (ii) no party who has been determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have engaged in any fraud, fraudulent misrepresentation, wilful misconduct or gross negligence in connection with the Claim or Claims which resulted in such claims, expenses, costs, damages, liabilities or losses shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or gross negligence in connection with such Claim or Claims.

(6) The rights of contribution and indemnity provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution and indemnity which the Underwriters may have by statute or otherwise at law.

(7) The Underwriters’ obligations to contribute pursuant to this Section 10 are several, and not joint, in proportion to their respective underwriting commitments as set forth opposite their respective names in Section 9 hereof.

(8) In the event that any Company Indemnifying Party is held to be entitled to contribution from the Underwriters under the provisions of any Applicable Law, the Company Indemnifying Party shall be limited to contribution in an amount not exceeding the lesser of:

(a)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined above; and

(b)	the amount of the aggregate fee actually received by the Underwriters from the Indemnifying Party hereunder, provided that no individual Underwriter shall be required to contribute more than the fee actually received by such Underwriter.

(9) If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifying Party notice thereof in writing, but failure to notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation which it may have to the Underwriters under this Section 10, except (and only) to the extent of material prejudice (through the forfeiture of substantive rights and defenses) to the Indemnifying Party therefrom.

(10) With respect to this Section 10, the Company acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their respective affiliates, directors, officers, employees and agents, and each person, if any, controlling any Underwriter or any of its subsidiaries and each shareholder of any Underwriter. Accordingly, the Company hereby constitutes the Underwriters as agents for each person who is entitled to the covenants of the Company contained in this Section 10 and is not a party hereto and the Underwriters agree to accept such agents and to hold in trust for and to enforce such covenants on behalf of such persons.

Section 11 Notification to the Underwriters.

The Company undertakes to notify the Lead Underwriters immediately if it comes to its knowledge at any time up to the Closing Date that any of the representations and warranties of the Company in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to the Closing Date, the Lead Underwriters shall receive notification pursuant to this section or they shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Lead Underwriters may (without prejudice to their right to terminate their obligations under this Agreement pursuant to Section 8) require the Company at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

Section 12 Representations, Warranties and Covenants to Survive Delivery.

The representations, warranties and covenants (including indemnities) of the Company and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Shares shall survive the delivery of and payment for the Shares sold hereunder and shall continue in full force and effect unaffected by any subsequent disposition of the Shares by the Underwriters or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectuses, any amendments or supplements related thereto or the distribution of the Shares.

Section 13 No Advisory or Fiduciary Relationship.

The Company acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the Offering Price of the Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the offering contemplated hereby and the process leading to such transaction, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Section 14 Notices.

All communications hereunder shall be in writing and shall be mailed, e-mailed, hand delivered, or faxed and confirmed to the parties hereto as follows:

(a) If to the Underwriters, c/o the Lead Underwriters:

Maxim Group LLC

Attention:	Clifford A. Teller
Email:	cteller@maximgrp.com

BMO Nesbitt Burns Inc.

Attention: Alex Watt

Email: Alex.Watt@bmo.com

with a copy (which shall not constitute notice) to:

Miller Thomson LLP

Scotia Plaza

40 King Street West, Suite 5800

P.O. Box 1011

Toronto, Ontario M5H 3S1

Attention:	Adam Kline
Email:	akline@millerthomson.com

and

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

Attention:	Barry Grossman
Email:	bigrossman@egsllp.com

(b) If to the Company:

Vox Royalty Corp.

Suite 5300, 66 Wellington Street West
Toronto, Ontario M5K 1E6
Canada

Attention:	Kyle Floyd
Email:	kyle@voxroyalty.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300, TD Bank Tower

Box 48, 66 Wellington Street West

Toronto, Ontario

Attention:	Eva Bellissimo
Email:	ebellissimo@mccarthy.ca

and

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Attention:	Robert S. Matlin, Esq.
David A. Bartz, Esq.
E-mail:	robert.matlin@klgates.com
david.bartz@klgates.com

Any party hereto may change the address for receipt of communications by giving written notice to the others. The parties may change their respective addresses, e-mail addresses and facsimile numbers for notice, by notice given in the manner aforesaid. Any such notification shall be deemed to be effective when faxed or delivered, if faxed or delivered to the recipient on a business day and before 5:00 p.m. (New York City time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (New York City time) on the next following business day.

Section 15 Authority and Use of the Advice of the Lead Underwriters.

The Company shall be entitled to rely and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriters, who have authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters, with the exception of matters arising under Section 10, or notice of termination pursuant to Section 8, which notice may be given by any of the Underwriters. The Company agrees that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with the offering and sale of the Shares are intended solely for the Company’s benefit and for the Company’s use only and the Company covenants and agrees that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of the Lead Underwriters in each specific circumstance.

Section 16 Successors.

This Agreement will inure to the benefit of and be binding upon the parties hereto, including any substitute Underwriters pursuant to Section 9 hereof, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 10 and in each case their respective successors and personal representatives, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of the Shares as such from any of the Underwriters merely by reason of such purchase.

Section 17 Time of the Essence.

Time shall be of the essence of this Agreement.

Section 18 Partial Unenforceability.

The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 19 Governing Law and Venue.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein governing contracts made and to be performed wholly therein and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario, sitting in the City of Toronto, with respect to any dispute related to this Agreement.

Section 20 Agent for Service.

The Company has filed with the SEC a Form F-X appointing Cogency Global Inc. (or any successor) (together with any successor, the “Agent for Service”), as its agent to accept and acknowledge on its behalf service of any and all process which may be served in any action, proceeding or counterclaim in any way relating to or arising out of this Agreement.

Section 21 Counterparts/Facsimile/Electronic Signatures.

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. The transmission by facsimile or e-mail of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

Section 22 General Provisions.

(1) This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

(2) The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the offering that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable Canadian Securities Laws and U.S. Securities Laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Agreement.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

The foregoing is agreed by the parties as of the date first mentioned above.

MAXIM GROUP LLC

As the Lead Underwriters of the Several Underwriters listed below

By:	/s/ Clifford Teller
	Name:	Clifford Teller
	Title:	Co-President

BMO Nesbitt Burns Inc.

As the Lead Underwriters of the Several Underwriters listed below

By:	/s/ Alex Watt
	Name:	Alex Watt
	Title:	Director, Global Metals & Mining

Laurentian Bank Securities Inc.

As the Co-Manager

By:	/s/ Joseph Gallucci
	Name:	Joseph Gallucci
	Title:	Managing Director, Head of Investment Banking

Cormark Securities Inc.

As the Co-Manager

By:	/s/ Kevin Carter
	Name:	Kevin Carter
	Title:	Managing Director, Investment Banking

Schedule I – List of Several Underwriters

1.	Maxim Group LLC
2.	BMO Nesbitt Burns Inc.
3.	Cormark Securities Inc.
4.	Laurentian Bank Securities Inc.

Accepted and agreed to as of the date first written above.

VOX ROYALTY CORP.

By:	/s/ Kyle Floyd
	Name:	Kyle Floyd
	Title:	Chief Executive Officer and Chairman

SCHEDULE “A”

MATERIAL SUBSIDIARIES

1.	SilverStream SEZC

2.	Vox Royalty Australia Pty Ltd.

EXHIBIT “A”

LIST OF PERSONS SUBJECT TO LOCK-UP

1.	Kyle Floyd

2.	Pascal Attard

3.	Spencer Cole

4.	Rob Sckalor

5.	Alastair W. McIntyre

6.	Donovan Pollitt

EXHIBIT “B”

FORM OF LOCK-UP AGREEMENT

___, 2023

Maxim Group LLC

300 Park Avenue, 16th Floor

New York, NY 10022

acting as Representative to the several Underwriters:

Re:	Underwriting Agreement, dated June 13, 2023 (the “Underwriting Agreement”), by and between Vox Royalty Corp. (the “Company”) and Maxim Group LLC, acting as representative to the several underwriters named in Schedule I thereto (the “Representative” and, together with such named underwriters, the “Underwriters”).

Ladies and Gentlemen:

The undersigned irrevocably agrees with the Company that, from the date hereof until ninety (90) days following the Closing Date (as defined in the Underwriting Agreement) (such period, as may be reduced as hereinafter described, the “Restriction Period”), the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate (as defined in the Underwriting Agreement) of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, any common shares of the Company or securities convertible, exchangeable or exercisable into, common shares of the Company beneficially owned, held or hereafter acquired by the undersigned (the “Securities”). Beneficial ownership shall be calculated in accordance with Rule 13d-3 of the Exchange Act. The undersigned acknowledges that the Company shall provide written notice to the transfer agent of the Company to inform them of the Restriction Period, which written notice shall include notification by email. The Representative may consent to an early release from the Restriction Period in its sole discretion. If the undersigned is an officer or director of the Company, the Representative agrees that, at least three (3) business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of any Securities, the Representative will notify the Company of the impending release or waiver. The provisions of this paragraph will not apply if the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Securities in accordance with any of the following:

(i)	transfers as a bona fide gift or gifts or to a charity or educational institution;

(ii)	transfers to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iii)	if the undersigned is a corporation, partnership, limited liability company, trust or other business entity, (1) transfers to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 promulgated under the United States Securities Act of 1933, as amended) of the undersigned, (2) distributions of any Securities to limited partners, limited liability company members or stockholders of the undersigned, or (3) in connection with a sale, merger or transfer of all or substantially all of the assets of the undersigned or any other change of control of the undersigned, not undertaken for the purpose of avoiding the restrictions imposed by this letter agreement;

(iv)	if the undersigned is a trust, transfers to the beneficiary of such trust;

(v)	transfers by will, testate succession or intestate succession;

(vi)	to cover the payment of the exercise prices or the payment of taxes associated with the exercise or vesting of equity awards that were issued under any equity incentive plan of the Company;

(vii)	transfers pursuant to the Underwriting Agreement; or

(viii)	by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce decree.

provided, that (A) except with respect to clauses (vi), (vii) and (viii), such transfer shall not involve a disposition for value, and (B) except with respect to clauses (vi) and (vii), the transferee agrees in writing with the Representative and the Company to be bound by the terms of this letter agreement. For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

In addition, the lock-up restrictions provided in the first paragraph of this letter agreement shall not apply to the transfer of any or all of the Securities owned by the undersigned as follows: (a) pursuant to a tender offer, merger, stock sale, recapitalization, consolidation or similar transaction involving the Company or (b) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act so long as such plan does not permit the transfer of the Securities during the Restriction Period other than as otherwise allowed pursuant to this letter agreement. In addition, notwithstanding the foregoing, this letter agreement shall not restrict the delivery of common shares of the Company to the undersigned upon the exercise or vesting of a stock option or other award under the Company’s equity incentive plan.

The undersigned acknowledges that the execution, delivery and performance of this letter agreement is a material inducement to each Underwriter to perform under the Underwriting Agreement and that each Underwriter (which shall be a third-party beneficiary of this letter agreement) and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this letter agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Underwriting Agreement.

This letter agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company, the Representative and the undersigned. This letter agreement shall be construed and enforced in accordance with the laws of the State of New York applicable therein without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the courts of the United States District Court, sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this letter agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Underwriting Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this letter agreement does not intend to create any relationship between the undersigned and each Underwriter and that no issuance or sale of the Securities is created or intended by virtue of this letter agreement.

This letter agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Underwriters.

*** SIGNATURE PAGE FOLLOWS***

This letter agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

Number of Common Shares

Number of Common Shares underlying warrants, options, debentures or other convertible securities

B-4